787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

VIA EDGAR

May 18, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant
Office of Healthcare and Insurance
Division of Corporation Finance

Re:	W. R. Berkley Corporation Form 10-K for the Fiscal Year Ended December 31, 2016 Filed February 28, 2017 File No. 001-15202
Dear Mr. Rosenberg:

On behalf of W. R. Berkley Corporation (“Berkley” or the “Company”), set forth below are Berkley’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated April 25, 2017 to Mr. W. Robert Berkley, Jr., Chief Executive Officer and President of the Company, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”).  For your convenience, we have set forth below the Staff's comments in italics, followed by Berkley’s responses thereto.

Notes to the Consolidated Financial Statements

(14) Reserves for Losses and Loss Expenses, page 73

1.
Please tell us whether the incurred but not reported (IBNR) liabilities for each accident year presented in each of your claims development tables beginning on page 75 include the expected development on reported claims as stipulated in ASC 944-40-50-4Da.  If not, tell us how your presentation complies with GAAP.

The IBNR liabilities included in the Company’s claims development tables beginning on page 75 in the 2016 Form 10-K include estimated losses for claims that have occurred but not been reported, as well as expected development on reported claims.  See our response to comment 2 below for enhanced disclosure to be included in future periodic reports that clarifies this.

2.
Please tell us what consideration you gave to disclosing your methodologies for determining the presented amounts of IBNR liabilities and expected development on reported claims.  In this regard, in addition to being silent on whether your IBNR liabilities includes expected development on reported claims, your general disclosure of the variety of actuarial techniques and methods used to estimate your reserves for losses and loss expenses beginning on page 73 does not appear to clearly identify how IBNR is determined in relation to your total reserves and claims reserves.  Refer to ASC 944-40-50-4F.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
May 18, 2017

In light of the Staff’s comment, the Company will provide expanded disclosure by adding the below paragraph at the beginning of Note 14, Reserves for Losses and Loss Expenses, which describes the composition of the Company’s loss reserves, including IBNR liabilities.  The note would then continue with its existing disclosure, which describes the methodology used in determining loss reserves, including for IBNR liabilities.

The Company’s reserves for losses and loss expenses are comprised of case reserves and incurred but not reported liabilities (IBNR).  When a claim is reported, a case reserve is established for the estimated ultimate payment based upon known information about the claim.  As more information about the claim becomes available over time, case reserves are adjusted up or down as appropriate.  Reserves are also established on an aggregate basis to provide for IBNR liabilities and expected loss reserve development on reported claims.

This enhanced disclosure will also be included in the corresponding note in the Company’s quarterly financial statements to be included in its next Quarterly Report on Form 10-Q.

3.
In the first paragraph on page 75 you indicate that you include your UK and European insurance businesses in your claims development tables (excluding those for primary and excess workers’ compensation) for accident years 2012 through 2016 since, underwriting year information was only available prior to 2012. Please address the following comments:

•	Tell us why it is appropriate to exclude these businesses from your primary and excess workers’ compensation tables.
•
Tell us whether your indication that underwriting information by accident year was only available prior to 2012 is a typographical error.  In this regard, it is unclear why you could not present this information for the 2011 and earlier accident years if you had it only prior to 2012.

•
Assuming that you had no accident year information for some of years presented in your tables, tell us whether you exclude the information from these businesses from your claims development tables under the impracticability exception under ASC 944-40-65-1e.

No business was excluded from the primary and excess workers’ compensation tables.  The sentence in the first paragraph on page 75 was only meant to point out that we do not write workers’ compensation business in either the U.K. or Europe.  The current reference to the exclusion of this workers’ compensation business will be deleted from our future disclosure, as noted below.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
May 18, 2017

The information in the tables beginning on page 75 is presented on an “accident year” basis (i.e., when premiums are earned).  Prior to 2012, the actuarial analysis for the Company’s U.K. and European insurance business was performed only on an “underwriting year” basis (i.e., when premiums are written).  Since accident year data for the U.K. and Europe is not available for years prior to 2012, that information has been excluded from the development tables under the impracticability exception in ASC 944-40-65-1e.  In 2012, the Company began analyzing its U.K. and European business on an accident year basis, and that data is included in the tables for 2012 and subsequent years.

To clarify its disclosure, the Company will replace the last sentence of the paragraph immediately preceding the claims development tables in Note 14, Reserves for Losses and Loss Expenses, commencing with its next Annual Report on Form 10-K, with the following:

Beginning with accident year 2012, the Company’s U.K. and European insurance business is included in the Insurance segment’s tables for Other Liability, Professional Liability, Commercial Automobile and Short-Tail Lines.  Prior to 2012, the actuarial analysis for its U.K. and European insurance business was performed on an underwriting year basis and accident year data is not available for those years.

4.
Please tell us the types of contracts included in your Other Liability claims development tables and explain how you determined your disclosures do not obscure useful information by aggregating contracts that have significantly different characteristics.  Refer to ASC 944-40-50-4H.

The Other Liability claims development tables include claims development for General Liability, Umbrella, Commercial Multiple Peril Liability and Products Liability.  Where appropriate, the Company aggregates lines of business with similar characteristics, such as loss development patterns, loss reserve duration, policy form (e.g., occurrence or claims made) and other characteristics.  The Company believes the aggregation of these lines of business enhances the statistical credibility of the underlying data, while not obscuring the pattern of loss emergence and payment (i.e., the “tail”) of the aggregated businesses.  Accordingly, the Company believes the current disclosure and composition of the Other Liability claims development tables satisfy the requirements of ASC 944-40-50-4H.   The Company will continue to monitor the characteristics of these business lines and will disaggregate the tables where appropriate.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
May 18, 2017

Should any member of the Staff have any questions, please do not hesitate to call me at (212) 728-8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:   Mark Brunhofer (SEC)
Bonnie Baynes (SEC)
W. Robert Berkley, Jr. (Berkley)
Richard M. Baio (Berkley)
Matthew M. Ricciardi (Berkley)